Exhibit (a)(1)(iii)


                              [Hyperion Letterhead]



                                     June 30, 2006




Dear Stockholder:

     We are enclosing a copy of the Hyperion Collateralized Securities Fund, Inc. (the "Fund") offer to purchase dated June 30, 2006 (the "Offer to Purchase"), 2,062,868 issued and outstanding shares (the "Shares"). The Offer to Purchase is for cash at net asset value ("NAV") per share as of the expiration date of the offer. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the "Letter") for use by stockholders that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

     If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please follow the instructions contained in the Offer to Purchase and Letter.

     Neither the Fund nor its Board of Directors makes any recommendation to any stockholders as to whether or not to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

     The Fund's fiscal year-end was July 31, 2005. In the Fund's last fiscal year, the Fund distributed $39,034,462 to its stockholders, which represents approximately $0.79 per share. Since July 2005, the Fund has distributed $35,703,104 to its stockholders, which represents approximately $0.57 per share. The last NAV calculated for the Fund on June 14, 2006 was $10.18 per share. For the Fund's fiscal year ended July 31, 2005, the Fund's highest NAV was $10.59 per share and its lowest NAV was $10.01 per share.

     Requests for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to the undersigned, Hyperion Brookfield Asset Management, Inc. at (800) HYPERION. Also, please feel free to contact the undersigned, should you have any other questions on the enclosed material. We appreciate your continued interest in the Hyperion Collateralized Securities Fund, Inc.

                                     Yours truly,

                                     /s/ Thomas F. Doodian
                                     Thomas F. Doodian

                                     Treasurer
                                     Hyperion Brookfield Asset Management, Inc.